UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORMA THERAPEUTICS HOLDINGS, INC.

(Name of Subject Company (Issuer))

NNUS NEW DEV, INC.

an indirect wholly owned subsidiary of

NOVO NORDISK A/S

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

34633R104

(Cusip Number of Class of Securities)

Tomas Haagen

General Counsel

Novo Nordisk A/S

Novo Allé, DK- 2880, Bagsvaerd

Denmark

Telephone: +45 4444 8888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William H. Aaronson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by NNUS New Dev, Inc., a Delaware corporation (“Purchaser”), and Novo Nordisk A/S, a Danish aktieselskab (“Parent”), to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Forma Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), at a price of $20.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 15, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned indirect subsidiary of Parent. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of August 31, 2022, among the Company, Parent and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Forma Therapeutics Holdings, Inc. Its principal executive office is located at 300 North Beacon Street, Suite 501, Watertown, MA 02472, and its telephone number is 617-679-1970.

(b) This Schedule TO relates to Shares. According to the Company, as of the close of business on September 13, 2022, there were (i) 47,866,342 Shares issued and outstanding (ii) 6,709,781 Shares subject to issuance pursuant to outstanding options to acquire Shares and (iii) 1,788,906 Shares underlying outstanding restricted stock unit awards.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) - (c) The filing companies of this Schedule TO are (i) Parent and (ii) Purchaser. Each of Purchaser’s and Parent’s principal executive office is located at c/o Novo Nordisk A/S, Novo Allé, DK-2880, Bagsvaerd, Denmark, and the telephone number of each is +45 4444-8888. The information regarding Purchaser and Parent set forth in Section 9—“Certain Information Concerning Parent and Purchaser” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8—“Certain Information Concerning the Company,” Section 9—“Certain Information Concerning Parent and Purchaser,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1) - (7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6 —“Price Range of Shares; Dividends,” Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Parent and Purchaser,” Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3—“Procedures for Tendering Shares,” Section 10—“Background of the Offer; Contacts with the Company” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(c) the Offer is for all outstanding securities of the subject class.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated September 15, 2022.*

(a)(1)(B)*	Form of Letter of Transmittal.*

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)*	Form of Summary Advertisement, published September 15, 2022 in The New York Times.*

Index No.

(a)(5)(A)	Joint Press Release issued by Novo Nordisk A/S and Forma Therapeutics Holdings, Inc., dated as of September 1, 2022 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 1, 2022)

(a)(5)(B)	Social media posts by Parent or its representatives on September 1, 2022 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent and Purchaser filed with the Securities and Exchange Commission on September 1, 2022).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated August 31, 2022, among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 1, 2022).

(d)(2)	Confidentiality Agreement, dated as of June 27, 2022, by and between Novo Nordisk Health Care AG and the Company.*

(d)(3)	Mutual Confidentiality Agreement dated as of January 18, 2022, between Novo Nordisk Health Care AG and the Company.*

(d)(4)	Exclusivity Agreement, dated as of August 17, 2022 between Novo Nordisk Health Care AG and the Company.*

(d)(5)	Tender and Support Agreement, dated August 31, 2022, by and between the Parent, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 1, 2022).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2022

NNUS NEW DEV, INC.

By:	/s/ Ulrich Christian Otte
	Name:	Ulrich Christian Otte
	Title:	President

NOVO NORDISK A/S

By:	/s/ Karsten Munk Knudsen
	Name:	Karsten Munk Knudsen
	Title:	Executive Vice President and Chief Financial Officer